UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

In the matter of: OBP Capital LLC Capital Investment Group, Inc. Spinnaker ETF Trust	X : : : X	File No. 812- 14397

Second amended application for an Order (1) under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of that Act and Rule 22c-1 under that Act; (2) under Section 12(d)(1)(J) of that Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of that Act; and (3) under Sections 6(c) and 17(b) of that Act for an exemption from Sections 17(a)(1) and 17(a)(2) of that Act.

Please send all communications and orders to:

Matthew Beck Secretary Spinnaker ETF Trust 116 South Franklin Street Rocky Mount, North Carolina 27804

With a copy to:

Terrence Davis, Esq. Holland & Knight LLP 1201 West Peachtree Street, N.W. One Atlantic Center Suite 2000 Atlanta, DC 30309

Page 1 of 82 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on April 9, 2015

Table of Contents

I		INTRODUCTION			4
	A.			Summary of Application	4
	B.			Comparability of Relief Sought to Prior Relief Granted by the Commission	9
II		APPLICANTS AND OTHER PRINCIPAL PARTIES			9
	A.			The Trust	9
	B.			The Adviser and the Sub-Advisers	10
	C.			The Distributor	10
III		PROPOSAL			11
	A.			Description of the Funds	11
		1.		Investment Objectives and Strategy	11
		2.		Implementation of Investment Strategy	13
		3.		Depository Receipts	14
	B.			Capital Structure and Voting Rights; Book Entry	14
	C.			Exchange Listing	15
	D.			Sale of Shares	16
		1.		General	16
		2.		Purchase adn Redemption of Creation Units	17
		3.		Payment Requirements for Creation Units	20
		4.		Placement and Acceptance of Creation Unit Purchase Orders	22
		5.		Purchases Through the Shares Clearing Process	23
		6.		Purchases "Outside" the Shares Clearing Process	23
		7.		Rejection of Creation Unit Purchase Orders	24
	E.			Pricing	25
	F.			Redemption	26
			1.	Redemption Procedures Applicable to Equity Funds	27
			2.	Settlement and Clearing of Fixed-Income Funds	27
	G.			Transaction Fees	30
	H.			Dividends, Distributions and Tax	32
	I.			Dividend Reinvestment Service	32

	J.		Shareholder Transaction and Distribution Expenses	36
	K.		Shareholder Reports	37
	M.		Sales and Marketing Materials and Prospectus Disclosure	38
	N.		Procedure by Which Shares Will Reach Investors; Disclosure Documents	39
	O.		Master-Feeder Structure	42
		1.	In-Kind Transactions in a Master-Feeder Structure	42
		2.	No Senior Securities	43
IV		IN SUPPORT OF THIS APPLICATION		43
V		REQUEST FOR ORDER		46
	A.		Exemption from the Provisions of Section 2(a)(32) and Section 5(a)(1)	46
	B.		Exemption from the Provisions of Section 22(d) and Rule 22c-1	48
	C.		Exemption from the Provisions of Section 17(a)(1) and Section 17(a)(2)	52
	D.		Exemption from the Provisions of Section 22(e)	58
	E.		Exemptions from the Provisions of Section 12(d)(1)(A) and Section 12(d)(1)(B)	62
		1.	Concerns Underlying Section 12(d)(1)(A) and Section 12(d)(1)(B)	64
VI		EXPRESS CONDITIONS TO THIS APPLICATION		68
	A.		Actively Managed Exchange-Traded Fund Relief	69
	B.		Section 12(d)(1) Relief	70
VII		NAMES AND ADDRESSES		70
VIII		PROCEDURAL MATTERS AND CONCLUSION		70
IX		AUTHORIZATION AND SIGNATURES		70

 I            INTRODUCTION
            A.            Summary of Application
The undersigned applicants, Spinnaker ETF Trust (the "Trust"), OBP Capital LLC (the "Initial Adviser") and Capital Investment Group, Inc. (the "Distributor," and, together with the Trust and the Initial Adviser, the "Applicants") apply for and request an order (1) under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, (2) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and (3) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the "Order"). The Applicants request that the Order requested herein apply to a series of the Trust (the "Initial Fund"), as well as to future series of the Trust and any future open-end management investment companies or series thereof that would operate as actively-managed exchange-traded funds (the "Future Funds") and that are advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (the Initial Adviser and each such other entity and any successors thereto included in the term "Adviser") and comply with the terms and conditions of this second amended application (the "Application").

The Initial Fund and the Future Funds, together, are referred to herein as the "Funds." Each Fund relying on the exemptive relief requested herein will operate as an actively managed exchange-traded fund ("ETF"), and a Fund may operate as a feeder fund in a master-feeder structure ("Feeder Fund").1

[1]	A Feeder Fund will not make direct investments in any security or other instrument except the securities issued by its respective Master Fund. For example, a Feeder Fund will not invest in other investment companies, including ETFs

The requested Order would permit:

●
shares ("Shares") of the Funds to trade on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (herein collectively referred to as an "Exchange") at prices set by the market rather than at net asset value per share ("NAV");

●	shares to be redeemable in large aggregations only ("Creation Units");
●	certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Creation Units are tendered for redemption;
●
certain affiliated persons of the Funds, and affiliated persons of such affiliated persons ("second-tier affiliates"), to buy securities from, and sell securities to, the Funds in connection with the in-kind purchase and redemption of the Shares;

●	certain Funds of Funds (as defined below) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A) of the Act;
●
the Funds, any principal underwriter for a Fund and any Broker (as defined below) to sell Shares of the Funds to a Fund of Funds (as defined below) beyond the limitations in Section 12(d)(1)(B) of the Act;

●	a Fund to sell its Shares to and redeem its Shares from a Fund of Funds (as defined below) of which the Fund is an affiliated person or a second-tier affiliate; and
●
a Feeder Fund to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund (the "Master Fund") beyond the limitations in Section 12(d)(1)(A) of the Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the Act (the "Master-Feeder Relief").

      The Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the investment objective and policies of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds; and the proposed transactions are consistent with the general purposes of the Act.

With respect to Section 12(d)(1), the Applicants are requesting relief (the "Fund of Funds Relief") to permit management investment companies and unit investment trusts ("UITs") registered under the Act that are not part of the same "group of investment companies," within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as "Investing Management Companies," such UITs are referred to as "Investing Trusts," and Investing Management Companies and Investing Trusts are collectively referred to as "Funds of Funds"), to acquire Shares beyond the limitations in Section 12(d)(1)(A) of the Act and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act," and such persons registered under the Exchange Act, "Brokers"), to sell Shares beyond the limitations in Section 12(d)(l)(B) of the Act to Funds of Funds. The Applicants request that any exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) apply to: (1) each Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Funds of Funds; and (2) each

Fund of Funds that enters into a participation agreement (a "FOF Participation Agreement") with a Fund.2 "Funds of Funds" do not include the Funds. Each Investing Management Company's investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the "Fund of Funds Adviser." Similarly, each Investing Trust's sponsor is the "Sponsor." Each Fund of Funds Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). No Fund of Funds Adviser or Sponsor will control, be controlled by, or be under common control with the Adviser.

In addition, the Applicants are also requesting Master-Feeder Relief. As discussed in more detail below, the Applicants believe that the Feeder Funds may rely on the exemption provided in Section 12(d)(1)(E) of the Act; however, this exemption may be unavailable to the Feeder Funds should the Feeder Funds engage in in-kind securities transactions with investors and the Master Funds. As a result, the Applicants are requesting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to perform in-kind transactions in a master-feeder structure. The Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

The Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the Securities and Exchange Commission (the "Commission") may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, "the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and

[2]	In no case will a Fund that invests in other open- and/or closed-end investment companies and/or ETFs in excess of the limits of Condition B.12 rely on the exemption from Section 12(d)(1) being requested in this Application.

overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act's restrictions against investment companies investing in other investment companies are not repeated."3 The Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

In connection with the Fund of Funds Relief sought, the Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds are affiliated persons, or second-tier affiliates. In addition, this relief would permit a Feeder Fund that is an affiliated person of a Master Fund to sell portfolio instruments to the Master Fund in exchange for shares of the Master Fund and redeem Master Fund shares for portfolio instruments, both in connection with in-kind sales and redemptions of Shares, as discussed herein.

All entities that currently intend to rely on the Order are named as the Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application. A Fund of Funds may rely on the Order only to invest in the Funds and not in any other registered investment company. The FOF Participation Agreement also will include this acknowledgment.

[3]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

B.            Comparability of Relief Sought to Prior Relief Granted by the Commission
The Applicants seek relief to permit an actively managed fund to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating as actively managed ETFs.4

 II            APPLICANTS AND OTHER PRINCIPAL PARTIES
A.            The Trust
The Trust, which is organized as a Delaware statutory trust, will be registered with the Commission as an open-end management investment company and will offer and sell its Shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and the Act. The Trust is overseen by a Board of Trustees (the "Board") and is expected to consist of multiple series. The Trust will have one Initial Fund that will rely on the Order. The Initial Fund's investment objective will be to seek capital appreciation.

While each Fund will be managed by an Adviser and, if applicable, one or more Sub-Advisers (as defined below), the Board will have overall responsibility for the Funds' operations. After the Trust has been registered with the Commission as an open-end management investment company, the composition of the Board will at all times be in compliance with the requirements of Section 10 of the Act.

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as either diversified or non-diversified under the Act.

From time to time, a Future Fund may be offered as a series of any other trust that may in the future be organized and registered with the Commission as an open-end

[4]	See, e.g., In the Matter of ARK ETF Trust, et al., Investment Company Act Rel. Nos. 31009 (April 7, 2014)(notice) and 31034 (April 29, 2014)(order); and In the Matter of DBX ETF Trust, et al., Investment Company Act Rel. Nos. 30770 (Oct. 29, 2013)(notice) and 28171 (Feb. 27, 2008)(order).

management investment company (each, a "Future Trust"). The Applicants request that the Order requested herein apply to the Trust and to each Future Trust that complies with the terms and conditions of this Application.

B.            The Adviser and the Sub-Advisers
An Adviser will be the investment adviser to each of the Funds within the meaning of Section 2(a)(20)(A) of the Act. The Initial Adviser has its principal office located at 333 South Hope Street, Los Angeles, California 90071. The Initial Adviser is, and any other Adviser will be, registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

The Adviser may enter into a sub-advisory agreement with one or more affiliated or unaffiliated investment advisers, each of which may serve as a sub-adviser to a Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act or, alternatively, will not be subject to registration under the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be "investment companies" in reliance on Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the Act, closed-end funds and business development companies (collectively, "Client Accounts").

C.            The Distributor
The Distributor will be the distributor for the Initial Fund. The Trust may also enter into distribution agreements with one or more other distributors (each a "Future Distributor"). The Applicants request that the Order requested herein apply to the Distributor and to each Future Distributor that complies with the terms and conditions of this Application. Each of the Distributor and any Future Distributor will be a Broker and will act as distributor and principal underwriter of one or more of the Funds and will distribute Shares on an agency basis. Neither the Distributor nor any Future Distributor is or will be affiliated with any Exchange. The Distributor or Future Distributor of any Fund may be an "affiliated person" or a second-tier affiliate of that Fund's Adviser and/or Sub-Advisers.

III.            PROPOSAL
A.            Description of the Funds
1.            Investment Objectives and Strategy
The Adviser and/or a Sub-Adviser will seek to achieve each Fund's investment objective by utilizing an active management investment strategy.

The Initial Fund's investment objective will be to seek capital appreciation. The Initial Fund will primarily invest in securities of technology and technology-related product and services companies.  The Initial Fund may invest its assets in securities of foreign issuers in addition to securities of domestic issuers.

If a Fund (or, in the case of a Feeder Fund, its respective Master Fund) makes use of derivatives, (i) the Fund's Board will periodically review and approve the Fund's (or, in the case of a Feeder Fund, its Master Fund's) use of derivatives and how the Adviser assesses and manages risk with respect to the Fund's (or, in the case of a Feeder Fund, its Master Fund's) use of derivatives, and (ii) the Fund's disclosure of its (or, in the case of a Feeder Fund, its Master Fund's) use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and Commission staff guidance.

The Funds, or their respective Master Funds, may invest in equity securities ("Equity Funds") or fixed-income securities ("Fixed-Income Funds") traded in the U.S. or non-U.S. markets. Fixed-Income Funds may also include Funds that invest in a combination of equity and fixed-income securities. Funds, or their respective Master Funds, that invest in foreign equity and/or fixed-income securities, or a combination of foreign and domestic equity and/or fixed-income securities, are "Foreign Funds." Funds, or their respective Master Funds, that invest in domestic equity and/or fixed-income securities are "Domestic Funds." The Funds may also invest in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights, warrants, real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage- and asset-backed securities (including to-be-announced transactions), municipal debt securities, when-issued securities, delayed delivery transactions and forward commitment transactions, and may engage to a limited extent in short sales, in accordance with their investment objectives.

With the exception of Shares issued in connection with a dividend reinvestment plan, each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., at least 50,000 Shares).5 The Applicants have not yet established the initial value per Share for the Initial Fund.

Certain Future Funds may operate as Feeder Funds in a master-feeder structure. The Applicants will design this master-feeder structure because it is anticipated that feeder funds may be created in the future and hold shares of each respective Master Fund. Such other feeder funds may be traditional mutual funds (the shares of which would be individually redeemable), other ETFs or other pooled investment vehicles. Any traditional mutual fund feeder funds would also be series of a separate and distinct registered investment company. Creating an exchange-traded feeder fund may be preferable to creating entirely new series for several reasons. First, creating separate funds could create additional overhead costs.

[5]	The Applicants believe that a conventional trading range will be between $20 - $50 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price.

Also, assets held in other feeder funds, through increased assets in the Master Fund, should provide economies of scale for the Feeder Funds.6 While certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Board of the Feeder Funds will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure.

The Adviser may select one or more Sub-Advisers for the Funds as it deems appropriate. To the extent applicable, the Adviser and/or Sub-Adviser will adopt compliance policies and procedures that are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the Client Accounts (the "Conflicts Policies and Procedures"). In utilizing an active management investment style, the Adviser and/or Sub-Adviser may use internal and external research, as well as proprietary fundamental analysis and consideration of economic trends, to execute a Fund's investment strategy.
2.         Implementation of Investment Strategy
In order to implement each Fund's investment strategy, the Adviser and/or Sub-Adviser of a Fund may review and change on a daily basis the securities, other assets and other positions held by the Fund (or, in the case of a Feeder Fund, its respective Master Fund) (with respect to each Fund, its "Portfolio Instruments").

The Adviser and the Sub-Advisers will not disclose information concerning the identities and quantities of the Portfolio Instruments before such information is publicly disclosed and is available to the entire investing public.7

[6]	In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the Order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.
[7]	Each of the Adviser, any Sub-Advisers and the Distributor have adopted or will adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and any Sub-Adviser have adopted or will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non-public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

         3.            Depositary Receipts
The Funds, either directly or through a Master Fund, may invest in American Depositary Receipts ("ADRs"). The Applicants do not believe that investment in ADRs will adversely affect the Funds.

A Foreign Fund, either directly or through a Master Fund, may invest a significant portion of its assets in depositary receipts representing foreign securities in which they seek to invest ("Depositary Receipts"). Depositary Receipts are typically issued by a financial institution (a "depositary bank") and evidence ownership interests in a security or a pool of securities ("Underlying Securities") that have been deposited with the depositary bank.8 No affiliated persons of the Applications or of any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund. A Fund (or, in the case of a Feeder Fund, its respective Master Fund) will not invest in any Depositary Receipts that the Adviser and/or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

B.            Capital Structure and Voting Rights; Book Entry
Owners of beneficial interests in Shares of the Funds ("Beneficial Owners") will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules and regulations promulgated thereunder and state law applicable to the Trust.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited

[8]	Depositary Receipts include ADRs and Global Depositary Receipts ("GDRs"). With respect to ADRs, the depositary bank is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. The Financial Industry Regulatory Authority ("FINRA") Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs and other Depositary Receipts, the depositary bank may be foreign or a U.S. entity and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange.

purpose trust company organized under the laws of the State of New York ("DTC") or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants ("DTC Participants"). Beneficial Owners will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund's expense through the customary practices and facilities of DTC and the DTC Participants.

C.            Exchange Listing
Each Fund will offer Shares that will be listed on one or more Exchanges. The Fund's Primary Listing Exchange (as defined below) will not be affiliated with the Distributor. The Shares will not be individually redeemable by the Fund, but will trade on the Exchange as individual Shares.

The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the Exchange on which the Shares are listed and traded (the "Primary Listing Exchange"). Shares of the Funds will be traded on the Exchange in a manner similar to ETFs that are currently being traded. When NYSE Arca, Inc. ("NYSE Arca") is the Primary Listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a market maker (a "Market Maker").9

[9]	If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or a second-tier affiliate, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

The Applicants will satisfy all of the listing requirements necessary to maintain the Shares' listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading.10 As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

             D.            Sales of Shares
1.            General
With the exception of Shares issued in connection with a dividend reinvestment plan, the Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund will be calculated on each business day, which means any day the Trust is open for business, including as required by Section 22(e) of the Act (a "Business Day"), as of the close of regular trading on the New York Stock Exchange ("NYSE"), generally at 4:00 p.m. (prevailing Eastern time).11 The Trust will sell and redeem Creation Units of each Fund only on a Business Day.

Shares will not be individually redeemable. Only Shares combined into Creation Units of a specified size will be redeemable. Creation Units will not be listed or traded. The Shares,

[10]	In the event that any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. Although Shares are not automatically redeemable upon the occurrence of any specific event, each Fund's organizational documents will provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.
[11]	The Applicants note that each Fund will have in place procedures for the fair valuation of Portfolio Instruments in calculating NAV.

however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. The Applicants intend that the initial NAV of the Shares be established at a level convenient for trading purposes.

Finally, the Applicants have determined that purchases and redemptions of Creation Units shall be made generally by means of an in-kind tender of specified Portfolio Instruments, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in a manner described herein. This in-kind approach will minimize the need to liquidate a Fund's Portfolio Instruments to meet redemptions and to acquire Portfolio Instruments in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV. In-kind purchases and redemptions will be made only in Creation Units.

2.            Purchase and Redemption of Creation Units
In order to keep costs low and permit each Fund to be as fully invested as possible, Shares (other than Shares issued in connection with a dividend reinvestment plan) will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (the "Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (the "Redemption Instruments").12 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred

[12]	The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in the Fund's portfolio (including cash positions),13 except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots; or

(c)	to-be-announced transactions , short positions and other positions that cannot be transferred in-kind will be excluded from the Creation Basket.

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount"). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a)	to the extent there is a Balancing Amount, as described above;

(b)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

[13]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;

(d)	if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive, as applicable, cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because (i) such instruments are not eligible for transfer through either the National Securities Clearing Corporation (the "NSCC"), a clearing agency registered with the Commission, or DTC or (ii) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)	if the Fund permits an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity, (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting, or (iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intraday changes to the Creation Basket except to correct errors in the published Creation Basket. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in this Section III.D.2, may be referred to as the "Portfolio Deposit."

The Applicants do not believe that the Shares will persistently trade in the secondary market at a material premium or discount in relation to the Fund's NAV.

3.            Payment Requirements for Creation Units
All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an "Authorized Participant," which is either (1) a "Participating Party," i.e., a Broker or other participant in the Continuous Net Settlement ("CNS") System of the NSCC or (2) a DTC Participant, which, in either case, has signed a "Participant Agreement" with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order for any reason, including an order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments and Balancing Amount, the Distributor will instruct the Trust to initiate "delivery" of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering a Fund's current prospectus (a "Prospectus") or summary prospectus (a "Summary Prospectus"),14 if applicable, to purchasers of Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Funds' administrator.

[14]	As defined in Investment Company Act Rel. No. 28584, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies (January 13, 2009).

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement with the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit of Shares of any Domestic Fund that is an Equity Fund must either (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the "Shares Clearing Process") or (2) deposit Portfolio Deposits with the Trust "outside" the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process is not currently available for purchases or redemptions of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund "outside" the Shares Clearing Process through the relevant Fund's custodian (the "Custodian") and sub-custodians. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor's behalf by the Order Cut-Off Time (as defined below) on the Transmittal Date (as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to each sub-custodian of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Portfolio Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once a sub-custodian confirms to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and the Distributor. The Distributor will then deliver a confirmation and Fund Prospectus or Summary Prospectus to the purchaser.

See Section F.2 herein entitled "Settlement and Clearing of Fixed-Income Funds" for the creation procedures applicable to Fixed-Income Funds.

All orders to create Creation Units, whether through or "outside" the Shares Clearing Process, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (the "Order Cut-Off Time"), in each case on the date such order is placed (the "Transmittal Date") in order for creation of the Creation Units to be effected based on the NAV of the relevant Fund as determined on such date. Currently, in the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. (prevailing Eastern time). On days when an Exchange or the bond markets close earlier than normal, Fixed-Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. (prevailing Eastern time).

4.            Placement and Acceptance of Creation Unit Purchase Orders
To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the Order Cut-Off Time on the relevant Business Day. The Order Cut-Off Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00 p.m. (prevailing Eastern time). Once the Distributor receives a notice of an intent to submit an order, the Distributor shall cause the Adviser and/or the Sub-Advisers and the Custodian to be informed of such notice.

5.            Purchases Through the Shares Clearing Process
An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Trust, along with the appropriate Transaction Fee (as defined below). Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Distributor, such Shares will be delivered to the purchaser thereof.

6.            Purchases "Outside" the Shares Clearing Process
An entity purchasing Creation Units of Shares outside the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Instrument. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Distributor, such Shares in Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trust, immediately available same-day funds estimated by the Trust to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor's behalf) not later than the Order Cut-Off Time on the Transmittal Date and (b) arrangements satisfactory to the Trust are in place for payment of the cash portion of the Portfolio Deposit that may be due, the Trust will accept the order, subject to its rights (and the right of the Distributor, the Adviser and/or any Sub-Advisers) to reject any order for any reason, including an order not submitted in proper form.

Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral.

7.            Rejection of Creation Unit Purchase Orders
As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(a)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(b)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet regulated investment company ("RIC") status under the Internal Revenue Code of 1986, as amended (the "Code"), for federal tax purposes;

(c)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(d)	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or any Sub-Adviser, have an adverse effect on the Fund or on the rights of the Fund's Beneficial Owners; or

(e)	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes, including, for example, acts of God or public service or utility problems, such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy or computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Fund's transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

E.            Pricing
The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by such Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day's NAV or the current day's NAV. Prices on an Exchange, therefore, may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

F.            Redemption
Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Trust. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at the NAV per share next determined after receipt of a request for redemption by the Trust.

Except with respect to Foreign Funds (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will be redeemable on any Business Day in exchange for the Redemption Instruments and any Balancing Amount15 in effect on the date a request for redemption is made.16 For more information about payments by a Fund for redeemed securities, please see Section III.D.2, "Purchase and Redemption of Creation Units," above.

1.            Redemption Procedures Applicable to Equity Funds
Creation Units may be redeemed through the Shares Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares

[15]	Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder a portfolio of Redemption Instruments and specified Balancing Amount as published in the Creation Basket.
16                    In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust's organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of the Trust, in its sole discretion, could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an in-kind election for Beneficial Owners owning in excess of a certain stated minimum amount.

Clearing Process. Creation Units may also be redeemed outside the Shares Clearing Process; however, a higher Transaction Fee (as defined below) will be charged.17 As discussed below, a redeemer will pay a Transaction Fee to offset the Fund's trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Redemption Instruments from its account to the account of the redeeming investor.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust (currently expected to be 4:00 p.m. (prevailing Eastern time)) and (b) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request.

2.            Settlement and Clearing of Fixed-Income Funds
The Deposit Instruments and Redemption Instruments of each Fixed-Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and through DTC for U.S. corporate and non-corporate (other than U.S. government) fixed-income securities and cash. Settlement and clearing of foreign securities presently

[17]	To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to use such collateral to purchase the missing Shares or acquire the Redemption Instruments and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Trust acquiring such Shares, Redemption Instruments or Balancing Amount and the value of the collateral.

cannot be made using the DTC Process. This is true for current ETFs which hold foreign securities. For Funds utilizing the in-kind process, the Custodian will monitor the movement of the Deposit Instruments and will instruct the movement of the Shares only upon validation that the Deposit Instruments have settled correctly or that required collateral is in place.

As with the settlement of Equity Fund transactions outside of the CNS System, (i) Shares of the Fixed-Income Funds and U.S. corporate and non-corporate bonds (other than U.S. government securities) and cash will clear and settle through DTC, (ii) U.S. government securities will clear and settle through the Federal Reserve System, and (iii) non-U.S. fixed-income securities and non-U.S. money market securities will clear and settle through the appropriate sub-custodian and the standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. More specifically, creation transactions will settle as follows: on settlement date, an Authorized Participant will transfer Deposit Instruments that are U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the Custodian and Deposit Instruments that are U.S. government securities, together with any Balancing Amount, to the Custodian through the Federal Reserve System. For non-U.S. fixed-income securities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Portfolio Deposit. Once the Custodian has verified the receipt of all the Deposit Instruments (or, in the case of failed delivery of one or more bonds, collateral, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Balancing Amount, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participant through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of redemption transactions essentially reverses the process described above for creation transactions. After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Redemption Instruments and any Balancing Amount. On the settlement date, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Redemption Instruments that are corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Redemption Instruments that are U.S. government securities, together with any Balancing Amount through the Federal Reserve System. Non-U.S. fixed-income securities will clear and settle through the appropriate sub-custodian as described above.

Shares of each Fixed-Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. Since creation and redemption transactions for Shares of the Fixed-Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Instruments (on a creation) or one or more Redemption Instruments (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Instruments in connection with an in-kind creation of Shares. In case of a failed delivery of one or more Deposit Instruments, the Fixed-Income Funds will hold the collateral until the delivery of such Deposit Instrument. The Funds will be protected from failure to receive the Deposit Instruments because the Custodian will not effect the Fixed-Income Fund's side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Instruments (or collateral for failed Deposit Instruments) and Balancing Amount. In the case of redemption transactions, the Fixed-Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed-Income Fund's side of the transaction (the delivery of Redemption Instruments and the Balancing Amount) until the Fixed-Income Fund's transfer agent has received confirmation of receipt of the Authorized Participant's incoming Creation Units. The settlement of such Fixed-Income Fund's Shares will be aligned with the settlement of its underlying domestic and/or foreign fixed-income Deposit Instruments or Redemption Instruments (or cash) and, except as discussed herein with respect to Portfolio Instruments traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed-Income Fund.18

The Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on arbitrage efficiency or the secondary market trading of Shares.

G.            Transaction Fees
Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units in-kind and such costs have the potential to dilute the interests of the Fund's existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees ("Transaction Fees") in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses, as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments or Redemption Instruments, the purchaser or seller may be

[18]	The Applicants note that Shares of the Fixed-Income Funds will typically trade and settle on a trade date plus three Business Days ("T+3") basis. Where this occurs, the Applicants believe that Shares of each Fixed-Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares' T+3 settlement date. As with other investment companies, the Act requires the Fixed-Income Funds to calculate NAV based on the current market value of portfolio investments and does not permit the Fixed-Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed-Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, the Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. The Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed-Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed-income securities. The Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed-Income Funds.

assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing the necessary securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments or Redemption Instruments. An entity purchasing or redeeming Shares in Creation Unit aggregations outside the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the transaction been effected through the Shares Clearing Process because this  process involves the manual line-by-line movement of (potentially) hundreds of securities positions and its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund and the method of calculating such Transaction Fees will be set separately. From time to time and for such periods as the Adviser and/or a Sub-Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund. The Applicants are not requesting relief from Section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund's shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20,000 or more shares.

H.            Dividends, Distributions and Tax
Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a monthly or quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

I.            Dividend Reinvestment Service
The Applicants believe that, under certain circumstances, it may be appropriate to give investors the option to purchase additional individual Shares through a dividend reinvestment program, as described below.19 The Trust may make the DTC's book-entry dividend reinvestment service (the "DTC Dividend Reinvestment Service") available for use by Beneficial Owners through DTC Participants for reinvestment of their cash dividends. Because some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service, Beneficial Owners will be encouraged to contact their brokers to ascertain the availability of the DTC Dividend Reinvestment Service through such brokers. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by the Fund at NAV per Share. Shares will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, if the DTC Dividend Reinvestment Service is made available for use by Beneficial Owners, Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Dividend Reinvestment Service differs from dividend reinvestment services offered by broker-dealers in two key respects. First, in other dividend reinvestment programs typically offered by broker-dealers, the additional Shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC Dividend Reinvestment Service are purchased directly from a fund on the date of the distribution at the NAV per share on such date. Second, in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

[19]	This relief is substantially similar to relief the Commission has previously granted. See, e.g., USAA Asset Management Co., et al., Investment Company Act Rel. No. 30891 (Jan. 23, 2014)(notice) and Investment Company Act Rel. No. 30921 (Feb. 19, 2014)(order).

The DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation. Brokers providing the DTC Dividend Reinvestment Service to their customers will determine whether to charge Beneficial Owners a fee for this service. Typically, brokers do not charge for this service. Beneficial Owners will inform their broker of their election to participate, and the broker will, in turn, notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that the Funds will know how many Shares to issue. On the payment date for any distribution, DTC will receive from the Funds the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. If dividends are reinvested, the Trust will save the costs associated with liquidations of portfolio securities that might otherwise be incurred.

If the DTC Dividend Reinvestment Service is made available for use by Beneficial Owners for reinvestment of their cash dividends, a Fund's Prospectus will make clear to Beneficial Owners that the dividend reinvestment program is optional and that its availability is determined by each broker, at its own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all. As noted above, to participate in the dividend reinvestment program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Dividend Reinvestment Service, along with Prospectus disclosure that makes clear the terms of the dividend reinvestment program and the consequences of participation. This disclosure will include a clear and concise explanation that, under the dividend reinvestment program, Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the dividend reinvestment program.

The option to purchase additional individual Shares through a dividend reinvestment program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the dividend reinvestment program and the consequences of participation. The dividend reinvestment program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without necessarily paying a brokerage commission and/or other fees (as noted above, brokers may charge a fee, but typically do not). Commissions and other transaction costs in broker-sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the dividend reinvestment program is structured to ensure that the program does not invoke any of the conditions identified in Section 1(b) of the Act that the Act is designed to eliminate or mitigate as contrary to the protection of investors. Accordingly, the dividend reinvestment program meets the standards for exemptive relief under Section 6(c) of the Act, which provides that exemptive relief is appropriate if the exemption is "appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the Act. The dividend reinvestment program also meets the standards for exemptive relief under Section 17(b) of the Act, which provides that exemptive relief is appropriate if the Commission finds that "the terms of the proposed transaction … are reasonable and fair and do not involve any overreaching on the part of any person concerned … and the proposed transaction is consistent with the general purposes" of the Act.

As noted above, broker-dealers, in their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to dividend reinvestment programs offered by broker-dealers, Beneficial Owners will be encouraged in a Fund's Prospectus to consult the broker-dealer for further information on its dividend reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the dividend reinvestment program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service. The Applicants are unaware of any broker-dealer that offers both its own dividend reinvestment service as well as the DTC Dividend Reinvestment Service. Therefore, it is not anticipated that broker-dealers will offer their customers the option to choose between the plans.

J.            Shareholder Transaction and Distribution Expenses
No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Trust will be authorized to implement a plan under Rule 12b-1 of the Act for each of the Funds to cover distribution- and service-related costs.

K.            Shareholder Reports
The Trust will furnish to the DTC Participants for distribution to Beneficial Owners of each Fund notifications with respect to each distribution, as well as an annual notification as to the tax status of each such Fund's distributions. The Trust will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Trust's annual report containing audited financial statements, as well as copies of its semiannual shareholder report (together, "Shareholder Reports").

L.            Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds. On each Business Day, before the commencement of trading in Shares on the Fund's Primary Listing Exchange, the Fund will disclose on the Trust's website (the "Website") the identities and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund)20 that will form the basis of the Fund's calculation of NAV at the end of the Business Day, the Fund's per Share NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (the "Bid/Ask Price"), and a calculation of the premium and discount of the market closing price or the Bid/Ask Price against the NAV, all as of the prior Business Day.21 The Website will also include a Fund's current Summary Prospectus (if any), Prospectus and statement of additional information ("SAI"), each of which may be downloaded. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities

[20]	Feeder Funds will disclose information about the securities and other assets held by the Master Fund.
[21]	The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on an Exchange as of the time of calculation of such Fund's NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund) that will form the basis for the Fund's calculation of NAV at the end of the Business Day through unaffiliated third-party data vendors. The Website and information will be publicly available at no charge.22

Investors interested in a particular Fund can also obtain the Fund's Shareholder Reports and its Form N-SAR, which are filed twice a year. The Fund's Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission's website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers' computer screens and other electronic services. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the current value of the Portfolio Instruments and other assets held by the Fund. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

M.            Sales and Marketing Materials and Prospectus Disclosure
The Applicants will take appropriate steps as may be necessary to avoid confusion in the public's mind between a Fund and a conventional open-end investment company or mutual fund. Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a mutual fund, in light of the

[22]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (T) will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an actively managed exchange-traded fund. No Fund marketing materials (other than as required in the Fund's Prospectus) will reference an open-end fund or mutual fund, except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

As noted above, certain Future Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. The respective Master Funds would operate as mutual funds, but would not be publicly offered or marketed. The Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. The Prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a Prospectus separate and distinct from any other feeder funds, and, as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or which reference redemption will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund (other than through a dividend reinvestment program) and tender those Shares for redemption to a Fund in Creation Units only.

N.            Procedure by Which Shares Will Reach Investors; Disclosure Documents
Based on the experience of existing ETFs, the Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

 One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Instruments held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holdings. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Instruments held by such Fund.23 The Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. The Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to a Fund's NAV.

Lastly, the Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with their market-making activities on the floor of the Exchange.

In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. The Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced exchange-traded mechanism for investing in securities.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant

[23]	The aggregate value of the Portfolio Instruments held by a Fund may differ from the NAV of Shares of a Fund in that the Fund's NAV includes expenses.

Fund, a "distribution," as such term is used in the Securities Act, may be occurring. Some activities on the part of Brokers and other persons may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a Broker and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular cases.

Dealers who are not underwriters, but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.24

The Distributor will act as coordinator in connection with the production and distribution of such materials to Brokers and will generally make known among the Broker community that a current version of a Fund's Prospectus, Summary Prospectus (if applicable) and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

[24]	The Applicants note that Prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers' transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange is satisfied by the fact that the Prospectus, Summary Prospectus (if any) and SAI are available at such Exchange upon request. The prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

Additionally, the Distributor will arrange to deliver the Prospectus, Summary Prospectus (if any) and SAI to the Exchange, where they will be available for review by investors.

O.            Master-Feeder Structure
1.            In-Kind Transactions in a Master-Feeder Structure
As discussed above, the Applicants currently anticipate that certain Future Funds may operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the Act. Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules and regulations promulgated thereunder. However, the Applicants request that the exemption from Section 22(e) requested herein apply to both Foreign Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund's shareholders on the same terms and will carry the same rights. From the investor's perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to the account of the Feeder Fund, nor will a Feeder Fund invest in securities other than the securities of its corresponding Master Fund.

When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund's investment objective, e.g., by using cash on hand and/or selling securities. When the Adviser (or any Sub-Adviser) determines it is necessary to sell securities, such sales would be conducted consistent with the Master Fund's investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company – as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. The Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case, a redeeming Feeder Fund, through the Authorized Participant, will receive Redemption Instruments equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.

2.            No Senior Securities
While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the relief requested in the Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather, will permit, any shareholder feeder fund, including a Feeder Fund, to redeem in kind. Similarly, the Master Fund will not require, but rather, will permit, all shareholder feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

IV.            IN SUPPORT OF THIS APPLICATION
The Applicants seek an Order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price; (3) permitting affiliated persons of a Fund, or second-tier affiliates, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4) permitting Foreign Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting certain registered management investment companies and UITs outside of the same group of investment companies as the Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A), and the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such companies and UITs in excess of the limits in Section 12(d)(1)(B); and (6) in connection with the transactions described in the immediately preceding clause (5), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions, all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of … [the Act]."

The Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, the availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a potentially lower cost investment vehicle for small- and middle-sized accounts of individuals and institutions that would be available on demand at intraday prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) of the Act permits it to exempt "particular vehicles and particular interests" from provisions of the Act that would inhibit "competitive development of new products and new markets offered and sold in or from the United States."25 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of Portfolio Instruments held by the Funds. As such, the Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c) of the Act.

The Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and Section 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such investment company, if the Commission finds that "the terms of the proposed transaction … are reasonable and fair and do not involve overreaching on the part of any person concerned,the proposed transaction is consistent with the policy of each registered investment company concerned … and the proposed transaction is consistent with the general purposes of [the Act]."

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund's NAV per Share. Such transactions do not involve overreaching by an affiliated person. Accordingly, the Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act. The

[25]	"Request for Comments on Reform of the Regulation of Investment Companies," IC Release No. 17534 (June 15, 1990), at 84.

Creation Basket for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases.

With respect to the exemptive relief specified below regarding Section 12(d)(1) of the Act, relief is requested under Section 12(d)(1)(J). Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) of the Act if the exemption is consistent with the public interest and the protection of investors. The limits of Section 12(d)(1) of the Act are designed to prevent a Fund of Funds from overreaching by using its large position in an underlying fund to exert undue influence to the detriment of the underlying fund. The Applicants submit that these concerns are not present in the proposed transactions and that, in any event, the Applicants have proposed a number of conditions designed to address those concerns.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

V.             REQUEST FOR ORDER
A.            Exemption from the Provisions of Section 2(a)(32) and Section 5(a)(1)
Section 5(a)(1) of the Act defines an "open-end company" as "a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer." The term "redeemable security" is defined in Section 2(a)(32) of the Act as "any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer … is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof."

The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities "under the terms of which" an owner may receive his proportionate share of a Fund's current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation

Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, the Applicants expect that the market price of individual Shares will not deviate materially from NAV.
The relief requested and the structure described in this Application are the same as that granted by the Commission in the Active PowerShares Order and certain other orders (see note 4, supra) permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. The Applicants believe that the issues raised in this Application with respect to Section 2(a)(32) and Section 5(a)(1) of the Act are the same issues raised in the applications for the above-mentioned orders and merit the same relief.26

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intraday liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund's Primary Listing Exchange, the Fund will disclose on the Website the

[26]	The Master Funds will not require relief from Section 2(a)(32) and Section 5(a)(1) because the Master Funds will issue individually redeemable securities.

identities and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund) that will form the basis of the Fund's calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund's Portfolio Instruments and other assets that form the basis for its NAV calculation, the risk of material deviations between NAV and market price is similar to that which exists in the case of Index ETFs. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As the Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that providing exemptive relief to the Trust and its Funds in order to permit the Trust and the Funds to register as open-end investment companies and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly the Applicants hereby request that this Application for an Order of exemption be granted.

B.            Exemption from the Provisions of Section 22(d) and Rule 22c-1
Section 22(d) of the Act provides, in part, that "[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus…." Rule 22c-1 provides, in part, that "[n]o registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security."

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from27 the Primary Listing Exchange at all times on the basis of the current bid/offer price. In addition, the Applicants will maintain the Website that will include the Prospectus and the SAI, the identities and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund) that will form the basis for the Fund's calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d) of the Act, nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, the Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) of the Act and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.28

While there is little legislative history regarding Section 22(d) of the Act, its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-

[27]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.
[28]	The Master Funds will not require relief from Section 22(d) of the Act or Rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.

trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.29 The proposing release to Rule 22c-2 (the "Mutual Fund Redemption Fee Rule") notes that Rule 22c-1 "requires that each redeeming shareholder receive his pro rata portion of the fund's net assets."30

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.31 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d) of the Act, anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore,

[29]	See the Half Century Report at 299-303, IC Re. No. 13183 (April 22, 1983).
[30]	See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), Investment Company Act Rel. No. 26375A (March 5, 2004).
[31]	The purchase and redemption mechanisms, which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in a Fund's capitalization from adversely affecting the interests of ongoing Beneficial Owners.

no shareholder should have an advantage over any other shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund's Portfolio Instruments prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund on an Exchange should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for the Shares in the secondary market remains narrow.

The Applicants believe that the nature of the markets in a Fund's Portfolio Instruments will be the primary determinant of premiums and discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market's assessments of price changes in the Portfolio Instruments held in a given Fund. The Applicants believe that the ability to execute a transaction in Shares at an intraday trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, the Applicants believe (1) that the protections intended to be afforded by Section 22(d) of the Act and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, the Applicants hereby request that an Order of exemption be granted in respect of Section 22(d) of the Act and Rule 22c-1.

C.            Exemption from the Provisions of Section 17(a)(1) and Section 17(a)(2)
The Applicants seek an exemption from Section 17(a)(1) and Section 17(a)(2) of the Act pursuant to Section 6(c) and Section 17(b) of the Act to allow certain affiliated persons and second-tier affiliates to effectuate purchases and redemptions in kind. Section 17(a) of the Act, in general makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company … or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company … unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust … by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer) …

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company. Section 17(b) of the Act provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

The Applicants are also requesting an exemption from Section 17(a) of the Act pursuant to Section 6(c) because Section 17(b) of the Act could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) [A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) … any investment adviser [of an investment company] or any member of an advisory board thereof, and (F) … [the depositor of any] unincorporated investment company not having a board of directors ….

Section 2(a)(9) of the Act defines "control" and includes the following language regarding a presumption of control: "Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company …."

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

 If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore would be deemed to be affiliates of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. Section 17(a)(1) of the Act could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a Creation Unit (i.e., an in-kind purchase), and likewise, Section 17(a)(2) of the Act could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Market Maker in connection with such investors' market-making activities, might each accumulate 5% or more of a Fund's securities. Additionally, one or more holders of Shares or one or more Market Makers might, from time to time, accumulate in excess of 25% of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of the Trust and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a second-tier affiliate of a Fund. The Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in the immediately preceding clause (1); or (3) holding 5% or more, or in excess of 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.

The Applicants also seek an exemption from Section 17(a)(1) and Section 17(a)(2) to permit sales of Shares by any Fund to a Fund of Funds and purchases of Shares by a Fund from a redeeming Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.32  In this regard, the

[32]	To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from Section 17(a) of the Act would not be necessary. The requested relief is intended to cover, however, transactions directly between Funds and Funds of Funds. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions in which a Fund could be deemed an affiliated person, or a second-tier affiliate of a Fund of Funds because the Adviser or an entity controlling, controlled by or under common control with the Adviser is also an investment adviser to the Fund of Funds.

Applicants observe that a Fund of Funds that relies on the Section 12(d)(1) relief requested herein could potentially own 5% or more of the Shares of a Fund. Under these and other circumstances, the Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds. To the extent that a Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund to the Fund of Funds and purchase of Shares by the Fund from a redeeming Fund of Funds may be deemed to violate Section 17(a) of the Act.33

The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Instruments and Redemption Instruments will be valued in the same manner as Portfolio Instruments currently held by the relevant Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. The Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund's registration statement.

The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the

[33]	The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or a second-tier affiliate, for the purchase by the Fund of Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement will include this acknowledgement.

objectives of the Funds and with the general purposes of the Act. The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or second-tier affiliates of the Applicants to effect a transaction detrimental to other holders of Shares of that Fund. Similarly, the Applicants believe that using the same standards for valuing Portfolio Instruments held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund's NAV will not be adversely affected by such securities transactions.

The Applicants submit that the terms of the sale of Shares and redemption of Shares from a Fund to a Fund of Funds, including any consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund's NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

Further, no Fund of Funds will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12

(d)(1)(A) of the Act. Rather, the proposed arrangements will be consistent with the policies of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds involved.34

Shares of the Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of the Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund and the Fund of Funds. Accordingly, the Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.

In addition to the customary relief from the requirements of Section 17(a)(1) and Section 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more than 5% or 25% of the Fund's shares, to the extent that a Fund operates in a master-feeder structure, the Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. To the extent a creation or redemption by a Feeder Fund would be deemed a purchase or sale of portfolio instruments by the Feeder Fund, the customary Section 17(a)(1) and Section 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, as with the customary Section 17 relief, the Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve overreaching by an affiliated person. Such transactions will occur only at the Feeder Fund's proportionate share of the Master Fund's net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund's

[34]	The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds' registration statement.

NAV.35 Further, all such transactions will be effected with respect to predetermined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor. In effect, the Feeder Fund will serve as a conduit through which creation and redemption orders by Authorized Participants will be effected.For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.36

D.            Exemption from the Provisions of Section 22(e)
The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. The Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations the Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.
Section 22(e) of the Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with

[35]	Fund directors and investment advisers are subject to strict fiduciary duties under federal and state law and to specific requirements relating to valuation and redemptions.
[36]	As the Commission staff has recognized in the past, there are benefits to redemptions in kind, and redemptions in kind involving affiliated persons can be effected fairly without implicating the concerns underlying Section 17(a) under certain circumstances. See, e.g., Signature Financial Group, Inc., SEC Staff No-Action Letter (December 28, 1999).

its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except —

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds or their respective Master Funds. The Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Instruments in kind, the Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. With respect to Future Funds that will be Foreign Funds, the Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. The Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in kind.

Based on information available to the Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fifteen calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).37 The Fund's SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days, up to a maximum of fifteen calendar days, will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays, if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to fifteen calendar days, needed to deliver the proceeds for each Foreign Fund. Except as set forth herein or as disclosed in the SAI for any Foreign Fund, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

The Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. The Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the fifteen calendar days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within fifteen calendar days following a redemption request would adequately afford investor protection.

The Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this

37   Certain countries in which a Fund may invest have historically had settlement periods of up to fifteen calendar days.

approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, the Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Instruments (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). The Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in kind.

The Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Feeder Fund, as discussed herein, the Feeder Fund would make a corresponding redemption from the Master Fund.38 The Applicants do not believe the master-feeder structure would have any impact on the delivery cycle.

If the requested relief is granted, the Applicants intend to disclose in each Foreign Fund's SAI that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. The Applicants note that exemptive relief from Section

[38]	Other feeder funds invested in any Master Fund are not seeking, and will not rely on, the Section 22(e) relief requested herein.

22(e) similar to the relief sought here was obtained by many of the ETFs listed in note 4 in orders relating to each of those funds.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the Funds and the Master Funds, as applicable.

E.            Exemptions from the Provisions of Section 12(d)(1)
As noted above, the Applicants are requesting relief from the provisions of Section 12(d)(1)(A) and Section 12(d)(1)(B) of the Act for two distinct purposes. First, the Applicants are seeking Fund of Funds Relief to permit Funds of Funds to acquire Shares of the Funds in excess of the limits set forth in Section 12(d)(1)(A) and Section 12(d)(1)(B). Second, the Applicants are seeking Master-Feeder Relief to permit the Funds to engage in in-kind securities transactions with corresponding Master Funds.

First, the Applicants request an exemption to permit Investing Management Companies and Investing Trusts registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and are not part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trust to acquire Shares of a Fund beyond the limits of Section 12(d)(1)(A). The Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act. Funds of Funds do not include the Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act. Any investment adviser to an Investing Management Company will be registered as an investment adviser or exempt from registration under the Advisers Act. Each Investing Trust will have a Sponsor.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. The Applicants request relief to permit Funds of Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Second, the Applicants are seeking relief from Section 12(d)(1)(A) and Section 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Section 12(d)(1)(A) and Section 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the Feeder Fund. The Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation.39 The Applicants do not believe that the securities involved in the in-kind transactions will ever be held on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in kind that such securities could be deemed held by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, the Applicants are requesting appropriate relief from Section 12(d)(1)(A) and Section 12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

The Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Section 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Section 6(c) and Section 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit the Funds of Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(1)(A).

1.            Concerns Underlying Section 12(d)(1)(A) and Section 12(d)(1)(B)
Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.40 In enacting Section 12(d)(1), Congress sought to ensure that the

[39]	See Signature Financial Group, Inc., supra note 42 (funds using a master-feeder structure sought no-action relief from Section 17(a) of the Act to permit in-kind redemptions between the master fund and the feeder fund; there was no request for, and thus no relief from, Section 12(d)(1) of the Act).
[40]	Hearing on H.R. 10065 before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).

acquiring investment company had no "effective voice" in the other investment company.41 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the final version of Section 12(d)(1), presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

Congress tightened the restrictions of Section 12(d)(1) in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).42 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund's shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) "largely illusory" diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the "PPI Report").43

The Applicants propose a number of conditions designed to address these concerns.

Certain of the conditions proposed by the Applicants address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of a Fund of Funds Advisory Group44, and a Fund of Funds Sub-Advisory

[41]	Hearing on S. 3580 before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[42]	See H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[43]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).
[44]	For purposes of this Application, the "Fund of Funds Advisory Group" is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) of the Act or Section 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by or under common control with the Fund of Funds Adviser or Sponsor. In this regard, each Investing Management Company's investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the "Fund of Funds Adviser." Similarly, each Investing Trust's sponsor is the "Sponsor."

Group45 to control a Fund within the meaning of Section 2(a)(9) of the Act. Any Fund of Funds Adviser or Fund of Funds Sub-Adviser will be registered under the Advisers Act. For purposes of this Application, a "Fund of Funds Affiliate" is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of those entities.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.46

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

[45]	A "Fund of Funds Sub-Advisory Group" is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser. In this regard, each Investing Management Company's investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the "Fund of Funds Sub-Adviser."
[46]	A "Fund Affiliate" is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by or under common control with any of those entities.

Condition B.9 is intended to ensure that the Fund's Board and the Adviser, as well as the Fund of Funds' board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

With respect to concerns regarding layering of fees and expenses, the Applicants propose several conditions. Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees as defined in Section 2(a)(19) of the Act (the "independent Board members"), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares are sold without sales charges.47 In addition to Condition B.10 discussed above, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, a Fund of Funds Adviser or a Fund of Funds' trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds

[47]	The Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

Adviser, trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Fund of Funds in the Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund in connection with the investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds Sub-Adviser. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.48

In order to address concerns about complexity, the Applicants propose Condition B.12, which provides that no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or Section 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act. The FOF Participation Agreement will also include an acknowledgment from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company.

Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Section 12(d)(1)(A) and Section 12(d)(1)(B).

VI.             EXPRESS CONDITIONS TO THIS APPLICATION
The Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

[48]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

A.            Actively Managed Exchange-Traded Fund Relief
1.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs, other than the Master-Feeder Relief.

2.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on an Exchange.

3.	Neither the Trust nor any Fund will be advertised or marketed as open-end investment companies or mutual funds. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from the Fund (other than through a dividend reinvestment program) and tender Shares for redemption to the Fund in Creation Units only.

4.	The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for the Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.	No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.	On each Business Day, before the commencement of trading in Shares on the Fund's Primary Listing Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund) that will form the basis of the Fund's calculation of NAV at the end of the Business Day.

B.            Section 12(d)(1) Relief
1.	The members of the Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of the Fund of Funds Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds Advisory Group or the Fund of Funds Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by a Fund of Funds in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund (or its respective Master Fund), including a majority of the independent Board members, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) pursuant to Rule 12b-1 under the Act) received from a Fund (or its respective Master Fund) by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7.	The Board of the Fund (or its respective Master Fund), including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.	Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.	Before investing in the Shares of a Fund in excess of the limits in Section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Fund (or its respective Master Fund) will acquire securities of an investment company or company relying on Section 3(c)(1) or Section 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that (i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, or (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

VII.            NAMES AND ADDRESSES
Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and all written or oral communications concerning this Application should be directed to the persons listed on the cover page of this Application.
VIII.            PROCEDURAL MATTERS AND CONCLUSION
The Applicants file this application in accordance with Rule 0-2 under the Act. The Applicants have attached the required verifications to the Application. In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in this Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

IX.            AUTHORIZATION AND SIGNATURES
In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

By:

OBP Capital LLC

	By:	/s/ Katherine M. Honey
	Name:	Katherine M. Honey
	Title:	Member

Capital Investment Group, Inc.

By:	/s/Richard K. Bryant
Name:	Richard K. Bryant
Title:	President

Spinnaker ETF Trust

By:	/s/ Matthew J. Beck
Name:	Matthew J. Beck
Title:	Trustee and Secretary

AUTHORIZATION

OBP CAPITAL LLC

In accordance with Rule 0-2(c) under the Act, Katherine M. Honey states that all actions necessary to authorize the execution and filing of this Application by OBP Capital LLC have been taken, and that as Member thereof, she is authorized to execute and file the same on behalf of OBP Capital LLC.

/s/ Katherine M. Honey

Katherine M. Honey
April 9, 2015

AUTHORIZATION

CAPITAL INVESTMENT GROUP, INC.

In accordance with Rule 0-2(c) under the Act, Richard K. Bryant states that all actions necessary to authorize the execution and filing of this Application by Capital Investment Group, Inc. have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Capital Investment Group, Inc.

/s/ Richard K. Bryant
Richard K. Bryant
April 9, 2015

AUTHORIZATION

SPINNAKER ETF TRUST

In accordance with Rule 0-2(c) under the Act, Matthew J. Beck in his capacity as Secretary of Spinnaker ETF Trust ("Trust"), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as Trustee of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on December 5, 2014:

RESOLVED:
That any officer of the Trust be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as may be necessary to allow the Trust to operate actively managed exchange-traded funds, and with such changes as deemed appropriate by such officers upon the advice of counsel.

/s/ Matthew J. Beck
Matthew J. Beck
April 9, 2015

VERIFICATION

OBP CAPITAL LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of OBP Capital LLC, that she is Member of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Katherine M. Honey

Katherine M. Honey
April 9, 2015

VERIFICATION

CAPITAL INVESTMENT GROUP, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Capital Investment Group, Inc., that he is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Richard K. Bryant
Richard K. Bryant
April 9, 2015

VERIFICATION

SPINNAKER ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Spinnaker ETF Trust, that he is Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Matthew J. Beck
Matthew J. Beck
April 9, 2015

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